UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quotes from the Chairman of the Board of Directors and the paragraphs containing the candidate biographies as well as the sentences “The further proposals to be put forth for shareholder vote at the 2022 AGM on April 29, 2022 will be published with the invitation and agenda for the 2022 AGM, which will be sent to shareholders and available on the Credit Suisse website approximately one month prior to the event at: www.credit-suisse.com/agm.” and “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, March 21, 2022

Ad hoc announcement pursuant to article 53 LR Credit Suisse Group AG proposes new appointments to the Board of Directors
Zurich, March 21, 2022 – The Board of Directors (Board) is proposing Mirko Bianchi, Keyu Jin and Amanda (Mandy) Norton for election as non-executive members of the Board at the Annual General Meeting of Shareholders (AGM) to be held on April 29, 2022. Severin Schwan, Kai S. Nargolwala and Juan Colombas have informed the Board that they will not stand for re-election at the 2022 AGM. Christian Gellerstad will become Vice-Chair and Lead Independent Director.

Severin Schwan, who joined the Board in 2014 and has acted as Vice-Chair and Lead Independent Director since 2017, has decided not to stand for re-election. Kai S. Nargolwala, who joined the Board in 2013 and has held the role of Chair of the Compensation Committee since 2017, and Juan Colombas, who joined recently, have also decided that they will not stand for re-election at the upcoming AGM. Christian Gellerstad, who joined the Board in 2019, will be appointed as Vice-Chair and Lead Independent Director as well as Chair of the Compensation Committee, taking over from Kai S. Nargolwala, subject to his re-election at the upcoming AGM.

Axel P. Lehmann, Chairman of the Board of Directors, said: “I would like to thank Severin, Kai and Juan for their respective invaluable contributions. Severin and Kai, in particular, deserve the highest recognition for having helped steer the company through some challenging periods with commitment, perseverance and dedication.”

“At the same time, I am extremely pleased that Christian Gellerstad is prepared to accept the appointment of Vice-Chair and Lead Independent Director of the Board and Chair of the Compensation Committee, subject to his re-election at the upcoming AGM. Christian’s profound business and financial industry expertise will help him oversee the strategic transformation of the bank, and in particular our growth ambitions for Wealth Management.”

The Board today further announced the nomination of Mirko Bianchi, Keyu Jin and Amanda (Mandy) Norton for election to the Board at the upcoming AGM. Subject to his election, the Board intends to appoint Mirko Bianchi as Chair of the Audit Committee. Mandy Norton would join the Board on July 1, 2022, subject to her election at the upcoming AGM. In addition, the Board intends to appoint the current Chair of the Audit Committee, Richard Meddings, as Chair of the Risk Committee, subject to his re-election at the upcoming AGM. He will succeed Axel Lehmann, who was appointed Chairman of the Board on January 16, 2022.

Mirko Bianchi was most recently at UniCredit, where he served in a number of finance roles such as group Chief Financial Officer for the bank in Milan. His most recent position at UniCredit was Chief Executive Officer of Wealth Management and Private Banking. Over 30 years, Mirko Bianchi has held senior rating and finance leadership roles in leading financial services companies across the globe such as UBS Group, Deutsche Bank and Moody’s Investor Services. He has an MBA from Fordham University, New York, and an MSc in Chemical Engineering from ETH Zurich. Mirko Bianchi is a US and Swiss citizen.

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Media release Zurich, March 21, 2022

Keyu Jin is a professor of Economics at the London School of Economics, focusing on topics including global capital flows, international technology competition and China’s growth model. She is a non-executive director of Richemont Group and Qingdao AInnovation venture. Keyu Jin was previously a visiting scholar at the International Monetary Fund, and she has taught at Yale University and UC Berkeley. She holds a BA, MA and PhD from Harvard University and is a Chinese citizen.

Amanda (Mandy) Norton most recently served at Wells Fargo as group Chief Risk Officer. She brings with her over 30 years of experience in risk functions across financial services companies including various risk executive roles with JPMorgan Chase and Bank of America. Mandy Norton also served in senior roles at Ally Financial and Chase Manhattan Bank UK. She has a BSc in Mathematics and Statistics from the University of Bath. She is a US and British citizen.

Axel Lehmann said: “I am delighted that Mirko, Keyu and Mandy have been nominated to join our Board. Both Mirko and Mandy bring highly relevant banking, finance and risk experience, with careers spanning more than three decades in globally leading financial institutions. Keyu will further strengthen the Board’s focus on the APAC growth region and position the Board closer to China’s next generation and fintech development. I look forward to working with Christian as he takes on new responsibilities and with Mirko, Keyu and Mandy in their new roles as members of the Board.”

The appointments of Mirko Bianchi, Keyu Jin and Mandy Norton are subject to regulatory approval.

The Board intends to appoint the following individuals as Chairs of the Board of Directors’ Committees subject to their election or re-election at the upcoming AGM:

◾	Chair of the Governance and Nomination Committee – Axel Lehmann
◾	Chair of the Audit Committee – Mirko Bianchi
◾	Chair of the Compensation Committee – Christian Gellerstad
◾	Chair of the Conduct and Financial Crime Control Committee – Clare Brady
◾	Chair of the Risk Committee – Richard Meddings
◾	Chair of the Digital Transformation and Technology Committee – Blythe Masters

In light of Christian Gellerstad’s appointment as Vice-Chair and Lead Independent Director of the Board of Credit Suisse Group AG, Peter Derendinger will continue to serve as Chairman of Credit Suisse (Schweiz) AG and Christian Gellerstad will remain a member of the Credit Suisse (Schweiz) AG Board.

AGM proposals
The further proposals to be put forth for shareholder vote at the 2022 AGM on April 29, 2022 will be published with the invitation and agenda for the 2022 AGM, which will be sent to shareholders and available on the Credit Suisse website approximately one month prior to the event at: www.credit-suisse.com/agm.

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Media release Zurich, March 21, 2022

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +44 207 883 06 69
Email: media.relations@credit-suisse.com

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 50,110 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

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Media release Zurich, March 21, 2022

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾	the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾	geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
◾	political, social and environmental developments, including climate change;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 21, 2022		Vice President